UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13D/A

              Under the Securities Exchange Act of 1934

                           (Amendment No. 1)

                 Debut Broadcasting Corporation, Inc.
                 -----------------------------------
                            (Name of Issuer)

               Common Stock, par value $0.003 per share
                  ----------------------------------
                    (Title of Class of Securities)

                              24276 P 101
                     -----------------------------
                             (CUSIP Number)

                          Ronald E. Heineman
                      4525 Bells Lane, Suite 137
                         Cincinnati, OH 45244
                             513-602-3268

                    ------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                            April 29, 2011
                     -----------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24276 P 101

1   NAME OF REPORTING PERSONS

    Diversified Support Systems, LLC
    EIN 51-0462658


This Amendment No. 1 amends the Schedule 13D originally filed by Diversified on November 19, 2010 to reflect that Mr. Heineman is no longer Manager of River Falls Financial Services, LLC.

Item 5. Interest in Securities of the Issuer. Paragraph 5(a) is amended and restated to read in its entirety as follows:

   (a) Assuming complete exercise of its conversion/option rights, Diversified would own 7,240,000 shares, or 18% of the Debut common stock. Upon any such exercise Mr. Heineman would be deemed a beneficial owner of such shares, owing to Mr. Heineman's position as manager of Diversified.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2011

DIVERSIFIED SUPPORT SERVICES, LLC

BY: /s/ Ronald E. Heineman, Manager
    -------------------------------
        Ronald E. Heineman, Manager